SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                   Urban Improvement 1974 Limited Partnership
                                (Name of Issuer)

                           Limited Partnership Units
                         (Title of Class of Securities)

                                 Not Applicable
                                 (CUSIP Number)

                              Eggert Dagbjartsson
           c/o Equity Resources Group, Incorporated, 14 Story Street,
                 Cambridge, Massachusetts 02138 (617) 876-4800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                DECEMBER 4, 2001
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 pages)


-----------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No. Not Applicable           13D               Page 2 of 12


1.   NAMES AND IDENTIFICATION NO. OF REPORTING PERSONS:

     Equity Resources Group, Incorporated    I.R.S.# 04-2723870
     Equity Resource Brattle Fund Limited Partnership   I.R.S.# 04-3280004
     Equity Resource Fund XV Limited Partnership   I.R.S.# 04-3182947
     Equity Resource Fund XVI Limited Partnership   I.R.S.# 04-3223091
     Equity Resource Fund XX Limited Partnership   I.R.S.# 04-3336435
     Equity Resource Lexington Fund Limited Partnership   I.R.S. # 04-3526768
     Mark S. Thompson
     Eggert Dagbjartsson

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                            (A)  [x]
                                                            (B)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)
                              WC $140,786.00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Equity Resources Group, Incorporated is a Massachusetts corporation.

     Equity Resource Brattle Fund Limited Partnership is a Massachusetts limited partnership.

     Equity Resource Fund XV Limited Partnership is a Massachusetts limited partnership.

     Equity Resource Fund XVI Limited Partnership is a Massachusetts limited partnership.

     Equity Resource Fund XX Limited Partnership is a Massachusetts limited partnership.

     Equity Resource Lexington Fund Limited Partnership is a Massachusetts limited partnership.

     Mark S. Thompson is a United States citizen.

     Eggert Dagbjartsson is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

     None.

     CUSIP No. Not Applicable           13D               Page 3 of 12

8.   SHARED VOTING POWER

     20 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark
     S. Thompson are the general partners (the "Brattle Fund General Partners"). Voting power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

     40 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XV General Partners"). Voting power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

     12 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XVI General Partners"). Voting power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

     621 Units are held by Equity Resource Fund XX Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XX General Partners"). Voting power with respect to such Units is shared by the Fund XX General Partners as reporting persons in their capacities as general partners of such limited partnership.

     726 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson is the general partner (the "Lexington Fund General Partner"). Voting Power with the respect to such Units is shared by the Lexington Fund General Partner as a reporting person in his capacity as general partner of such limited partnership.

     See Item 2 below for other required information.

9.   SOLE DISPOSITIVE POWER

     None.

     CUSIP No. Not Applicable           13D               Page 4 of 12


10.  SHARED DISPOSITIVE POWER

     20 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

     40 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

     12 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

     621 Units are held by Equity Resource Fund XX Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XX General Partners as reporting persons in their capacities as general partners of such limited partnership.

     726 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Lexington Fund General Partner as a reporting person in his capacity as general partner of such limited partnership.

     See Item 2 below for other required information.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

     40 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

     12 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

     621 Units are held by Equity Resource Fund XX Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

     CUSIP No. Not Applicable           13D               Page 5 of 12


     726 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting person Eggert Dagbjartsson is the general partner.

     See Item 2 below for other required information.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(SEE INSTRUCTIONS)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2% are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

     0.4% are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

     0.1% are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

     5.5% are held by Equity Resource Fund XX Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

     6.4% are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting person Eggert Dagbjartsson is the general partner.

     See Item 2 below for other required information.

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     Equity Resources Group, Incorporated CO
     Equity Resource Brattle Fund Limited Partnership PN
     Equity Resource Fund XV Limited Partnership PN
     Equity Resource Fund XVI Limited Partnership PN
     Equity Resource Fund XX Limited Partnership PN
     Equity Resource Lexington Fund Limited Partnership PN
     Mark S. Thompson IN
     Eggert Dagbjartsson IN

     CUSIP No. Not Applicable           13D               Page 6 of 12

Item 1.  Security and Issuer

     This statement relates to certain limited partnership units (the "Units") of Urban Improvement 1974 Limited Partnership, a California limited partnership with its principal executive office at 1 Insignia Financial Plaza, Box 909, Greenville, South Carolina 29602.

Item 2.  Identity and Background.

     (a) The names of the persons filing this statement are Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XX Limited Partnership and Equity Resource Lexington Fund Limited Partnership, (the "Limited Partnerships"), Equity Resources Group, Incorporated, a Massachusetts corporation, Mark S. Thompson, and Eggert Dagbjartsson (collectively, the "Reporting Persons"). Equity Resources Group, Incorporated and Mark S. Thompson are the general partners of Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Fund XX Limited Partnership. Eggert Dagbjartsson and Mark S. Thompson are the general partners of Equity Resource Brattle Fund Limited Partnership. Eggert Dagbjartsson is the general partner of Equity Resource Lexington Fund Limited Partnership. This statement on Schedule 13D is filed on behalf of all such reporting persons. The executive officers and directors of Equity Resources Group, Incorporated are James E. Brooks, Chairman of the Board of Directors and Director, Mark S. Thompson, President and Director, and Eggert Dagbjartsson, Executive Vice President and Director.

     (b) The business address of each of Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XX Limited Partnership, Equity Resource Lexington Fund Limited Partnership, Equity Resources Group, Incorporated, Eggert Dagbjartsson and Mark S. Thompson, is 14 Story Street, Cambridge, Massachusetts 02138.

     (c) Each of the Limited Partnerships is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. Mr. Thompson's principal occupation is President of Equity Resources Group, Incorporated. Mr. Dagbjartsson's principal occupation is Executive Vice President of Equity Resources Group, Incorporated.

     (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree

     CUSIP No. Not Applicable           13D               Page 7 of 12


or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Limited Partnerships is a Massachusetts limited partnership. Mark S. Thompson and Eggert Dagbjartsson are citizens of the United States. Equity Resources Group, Incorporated is a Massachusetts corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

     Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XX Limited Partnership and Equity Resource Lexington Fund Limited Partnership, purchased the Units hereby reported for an aggregate of $140,786.00 cash. The source of such funds was the working capital of these respective limited partnerships.

Item 4.  Purpose of Transaction.

     Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XX Limited Partnership and Equity Resource Lexington Fund Limited Partnership acquired the Units for investment purposes. Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XX Limited Partnership or Equity Resource Lexington Fund Limited Partnership, or certain of their affiliates, may in the future seek to acquire additional Units for investment purposes. Except as set forth in the preceding sentence, none of such limited partnerships, or any of the reporting persons, has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) Equity Resources Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XX Limited Partnership and Equity Resource Lexington Fund Limited Partnership, beneficially own an aggregate of 1419.00 Units, representing 12.443% of the Units presently outstanding (the percentages reported in Item 13 do not cumulate 12.443% because of rounding done pursuant to the instructions to
Schedule 13D).

     (b) Equity Resources Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XX Limited Partnership and Equity Resource Lexington Fund Limited Partnership,

     CUSIP No. Not Applicable           13D               Page 8 of 12


share the power to vote or direct the vote and to dispose of or direct the disposition of all of the 1419.00 Units referred to in Item 5(a). See Item 2 above for other required information.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 7.1 Agreement dated as of December 4, 2001 between each of the Reporting Persons with respect to the filing of this statement on
         Schedule 13D.

     CUSIP No. Not Applicable           13D               Page 9 of 12

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


         December 4, 2001                     December 4, 2001
             (Date)                                (Date)

EQUITY RESOURCES GROUP,                   /s/ Eggert Dagbjartsson
INCORPORATED                              Eggert Dagbjartsson, individually


By: /s/ Eggert Dagbjartsson               /s/ Mark S. Thompson
     Eggert Dagbjartsson                  Mark S. Thompson, individually
     Executive Vice President

EQUITY RESOURCE BRATTLE FUND
LIMITED PARTNERSHIP

By: /s/ Eggert Dagbjartsson
     Eggert Dagbjartsson, as general partner

EQUITY RESOURCE FUND XV LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By: /s/ Eggert Dagbjartsson
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE FUND XVI LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By: /s/ Eggert Dagbjartsson
       Eggert Dagbjartsson
       Executive Vice President

     CUSIP No. Not Applicable           13D               Page 10 of 12


EQUITY RESOURCE FUND XX LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By: /s/ Eggert Dagbjartsson
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE LEXINGTON FUND
LIMITED PARTNERSHIP

By: /s/ Eggert Dagbjartsson
   Eggert Dagbjartsson, as general partner

     CUSIP No. Not Applicable           13D               Page 11 of 12

                                                                    EXHIBIT 7.1
                                   AGREEMENT


     This Agreement, dated as of December 4, 2001, is by and among Equity Resources Group, Incorporated, a Massachusetts corporation, Mark S. Thompson, Eggert Dagbjartsson, each an individual, and each of the Limited Partnerships listed on the signature pages hereto (the "Limited Partnerships").

     Each of the Limited Partnerships may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to an aggregate of 1419.00 units (the "Units") of limited partnership interest in Urban Improvement 1974 Limited Partnership, a California limited partnership, held by Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XX Limited Partnership and Equity Resource Lexington Fund Limited Partnership. Equity Resources Group, Incorporated, Mark
S. Thompson and Eggert Dagbjartsson may be required to file by reason of their being the general partners of each of Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XX Limited Partnership and Equity Resource Lexington Fund Limited Partnership, as the case may be.

     Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on
Schedule 13D on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

     Executed and delivered as of the date first above written.


EQUITY RESOURCES GROUP,
INCORPORATED

By: /s/ Eggert Dagbjartsson              /s/ Eggert Dagbjartsson
   Eggert Dagbjartsson                   Eggert Dagbjartsson, individually
   Executive Vice President
                                         /s/ Mark S. Thompson
                                         Mark S. Thompson, individually

EQUITY RESOURCE BRATTLE FUND
LIMITED PARTNERHSIP

By: /s/ Eggert Dagbjartsson
   Eggert Dagbjartsson, as general partner

     CUSIP No. Not Applicable           13D               Page 12 of 12


EQUITY RESOURCE FUND XV LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By: /s/ Eggert Dagbjartsson
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE FUND XVI LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By: /s/ Eggert Dagbjartsson
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE FUND XX LIMITED
PARTNERSHIP

By: EQUITY RESOURCES GROUP,
    INCORPORATED, as general partner

    By: /s/ Eggert Dagbjartsson
       Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE LEXINGTON FUND
LIMITED PARTNERSHIP

By: /s/ Eggert Dagbjartsson
   Eggert Dagbjartsson, as general partner